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                             July 29, 2020

       Oddone Incisa
       Chief Financial Officer
       CNH Industrial N.V.
       25 St. James's Street
       London, SW1A 1HA
       United Kingdom

                                                        Re: Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 3, 2020
                                                            File No. 001-36085

       Dear Mr. Incisa:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 11. Income Taxes, page F-34

   1. Please provide us with your analysis supporting the release of your Italian valuation allowance including the
positive and negative evidence considered and how you weighted such evidence. Refer to
ASC 740-10-30-17 through 30-25. We note from disclosure in
                                                        the Form 6-K furnished
on November 12, 2019 that the planned spin-off of your On-
                                                        Highway operation was
considered as part of your analysis. As the spin-off is subject to shareholder approval,
please tell us how you considered management's ability to control the planned transaction
in your analysis. Refer to ASC 740-10-30-19. Further, in future filings, please revise
your Operating and Financial Review Prospects disclosure to discuss the specific
circumstances that led to the release and the circumstances that could reasonably cause you to
adjust your valuation allowance in the future. Refer to Section
                                                        III.B.3 of SEC Release
No. 33-8350.
 Oddone Incisa
CNH Industrial N.V.
July 29, 2020
Page 2
Note 20: Segment Reporting, page F-60

2. We note your reconciliation from Net income to Adjusted EBITDA does not comply with
         ASC 280-10-50-30. Please reconcile the total of the reportable
segments    measures of
         profit or loss to consolidated income before income taxes.
3.       Your disclosures indicate that the chief operating decision maker
(CODM) uses EBIT and
         EBITDA to assess segment performance and make decisions about resource allocation. If the CODM uses more than one measure of a segment's profit or loss, the reported (single)
         measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28. Please tell us your consideration of disclosing only one measure of segment profit or loss.
4. We also note your disclosure that the CODM assesses the performance of the Financial
         Services segment using net income. However, we note that you do not disclose Financial
         Services net income in your segment footnote but instead disclose EBIT and EBITDA.
         Please tell us which measure is the segment measure of performance for the Financial
         Services segment and how your disclosures comply with ASC 280-10-50-22 and -28. If net income is the segment measure of performance, EBIT and EBITDA for the Financial
         Services segment would be considered non-GAAP measures and should be removed from the footnotes. See Item 10(e)(1)(ii) of Regulation S-K. Also, refer to
Section 104 of the
         Non-GAAP Compliance and Disclosure Interpretations.
5. Considering the nature of the Financial Services segment, please disclose interest income and interest expense separately for this segment. Refer to ASC 280-10-50-22.
6. We note the presentations here are the same as those on page 36. Notwithstanding the comments noted above, any additional segment profit or loss measures that are presented outside of the financial statements and footnotes are non-GAAP measures and the disclosures should comply with Item 10(e) of Regulation S-K.
Note 22. Supplemental Information, page F-65

7. Please tell us why you include the supplemental schedules in the footnotes to the financial statements. As part of your response, explain your basis for including the Financial
FirstName LastNameOddone Incisa
       Services segment using the equity method of accounting in your presentation of Industrial
Comapany    NameCNH
       Services.  PleaseIndustrial N.V.
                         tell us how you considered Question 100.04 of the
Non-GAAP
July 29,Compliance
         2020 Page 2and Disclosure Interpretations.
FirstName LastName
 Oddone Incisa
FirstName  LastNameOddone Incisa
CNH Industrial N.V.
Comapany
July       NameCNH Industrial N.V.
     29, 2020
July 29,
Page  3 2020 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology